Exhibit 99.1

KNOT OFFSHORE PARTNERS LP ANNOUNCES COMMON UNIT PURCHASE PROGRAM

12.08.2015

KNOT Offshore Partners LP (the “Partnership”) (NYSE: KNOP) announced today that the Partnership’s board of directors has authorized the Partnership to repurchase up to 666,667 common units. The board of directors of KNOT Offshore Partners GP LLC (the “General Partner”) has concurrently authorized the General Partner to purchase up to 333,333 common units of the Partnership.

All purchases of common units will be at prevailing prices on the open market or in privately negotiated transactions, as permitted by securities laws and other legal requirements. All purchases will be made pursuant to a single program and will be allocated two-thirds to the Partnership and one-third to the General Partner. The program will conclude by August 31, 2016. There is no obligation to purchase any specific number of common units and the program may be modified, suspended, extended or terminated be at any time. Any common units repurchased by the Partnership under the program will be cancelled.

Common units will be purchased only during periods where the Partnership and the General Partner are not aware of material inside information that would likely affect a seller’s decision to sell.

The Partnership has a good liquidity position, and in light of recent and potentially persisting market conditions and the current yield of approximately 14.5% on the common units, the Partnership believes the purchase program is an attractive investment opportunity.

The Partnership remains focused on operational excellence, growth through acquisitions and preservation of a strong balance sheet with ample liquidity.

The Partnership owns, operates and acquires shuttle tankers under long-term charters in the offshore oil production regions of the North Sea and Brazil. The Partnership is structured as a master limited partnership. The Partnership’s common units trade on the New York Stock Exchange under the symbol “KNOP.”

FORWARD LOOKING STATEMENTS

This press release contains certain forward-looking statements concerning future events and the Partnership’s operations, performance and financial condition, including statements regarding the common unit purchase program. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe”, “anticipate”, “expect”, “estimate”, “project”, “will be”, “will continue”, “will likely result”, “plan”, “intend” or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the Partnership’s control. Actual results may differ materially from those expressed or implied by such forward-looking statements.

All forward-looking statements included in this release are made only as of the date of this release. New factors emerge from time to time, and it is not possible for the Partnership to predict all of these factors. Further, the Partnership cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. The Partnership does not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Partnership’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

Source: KNOT Offshore Partners LP

KNOT Offshore Partners LP

John Costain

Chief Executive Officer and Chief Financial Officer

+44 7496 170 620

http://knotoffshorepartners.com/

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